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                             October 8, 2021

       Adam Rothstein
       Executive Chairman
       890 5th Avenue Partners, Inc.
       14 Elm Place, Suite 206
       Rye, NY 10580

                                                        Re: 890 5th Avenue
Partners, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 1,
2021
                                                            File No. 333-258343

       Dear Mr. Rothstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

       Amendment 2 to Registration Statement on Form S-4 filed October 1, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Executive Summary, page 191

   1. You state in your response to prior comment 4 that Buzzfeed's ability to monetize a visitor or view is highly
dependent on the amount of time spent by the visitor or viewer. It appears that the
company is able to better monetize your products and deliver more ads the longer amount of
time a user spends per visit. As such, it is unclear how total number of hours spent per year
alone provides meaningful information. As such, we continue to believe that including
additional information regarding user engagement would provide further insight into
your ability to monetize your products. In this regard, please tell us your consideration to
provide a measure of average time spent per visit or per user for
 Adam Rothstein
890 5th Avenue Partners, Inc.
October 8, 2021
Page 2
      each period presented. Alternatively, disclose the number of users, or the percent change in number of users, for each period presented and explain any limitations with regards to such measure as indicated in your response. Refer to SEC Release
33-10751.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAdam Rothstein
                                                           Division of
Corporation Finance
Comapany Name890 5th Avenue Partners, Inc.
                                                           Office of Technology
October 8, 2021 Page 2
cc:       Jason Sanderson
FirstName LastName